Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-108352 and 333-74508) pertaining to the Novoste Corporation 2001 Stock Plan, as amended, the Novoste Corporation 2002 Broad-Based Stock Plan, the Novoste Corporation 2002 Chief Executive Officer Stock Option Plan, and the Employee Stock Purchase Plan, as amended, of our report dated February 24, 2006, except for Note 23, as to which the date is March 9, 2006, Note 24, as to which the date is March 23, 2006, and Note 26, as to which the date is March 17, 2006, with respect to the 2005 consolidated financial statements and schedule of NOVT Corporation, included in this Annual Report (Form 10-K) for the year ended December 31, 2005.

/s/ Tauber & Balser, P.C.

Atlanta, Georgia

March 30, 2006